Filed by Diamond Foods, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Diamond Foods, Inc.
(Commission File No. 000-51439)

Diamond Foods Announces Acquisition of a Minority Interest in Metcalfe’s

skinny Ltd

SAN FRANCISCO, January 11, 2016 (GLOBE NEWSWIRE) — Diamond Foods, Inc. (NASDAQ: DMND) (“Diamond”) today announced that it has acquired a 26% stake in Metcalfe’s skinny Limited, owner of Metcalfe’s skinny Popcorn, a premium ready-to-eat popcorn brand in the UK with a mission to provide better-for-you snack alternatives to consumers.

Metcalfe’s skinny markets its branded range of products in the fast-growing better-for-you snack and popcorn categories, predominantly in the UK. The Metcalfe’s skinny existing management team will continue to operate the company as an independent subsidiary.

“We are very excited to acquire an interest in Metcalfe’s skinny, which is an incredibly innovative, fast-growing, premium brand appealing to ‘foodie’ consumers looking for lighter great tasting snacks,” said Ashley Hicks, Managing Director of KETTLE® Chips UK. “We look forward to working with the management team to support their future growth ambitions in the on-trend, high growth popcorn snack category in the U.K.”

Julian Metcalfe and Robert Jakobi, co-founders of Metcalfe’s skinny commented, “We are very excited about the opportunity to expand Metcalfe’s skinny brand with the support and expertise of the KETTLE® organization.

Diamond is financing the investment through cash on-hand.

About Diamond Foods

We are a snack food and culinary nut company focused on making innovative, convenient and delicious snacks as well as culinary nuts true to our 100-year plus heritage. We sell our products under five different widely-recognized brand names: Diamond of California®, Kettle Brand® and KETTLE® Chips, Emerald® and Pop Secret®. Our mission is to honor nature’s ingredients by making food that people love. We are proud of our offerings, many of which are non-GMO Project verified and free of artificial flavors and preservatives, and we are committed to making great tasting products for our consumers. Diamond’s products are distributed in a wide range of stores where snacks and culinary nuts are sold. For more information, visit the Company’s corporate web site: http://www.diamondfoods.com.

About Metcalfe’s skinny Limited

Metcalfe’s skinny is on a mission to create a range of delicious and better-for-you snacks made with top quality ingredients, limitless love and care.

As the co-Founder of Pret A Manger and itsu, Julian Metcalfe is obsessed with delicious and healthy food. Back in 2009 he was fed up of stodgy snacks and wanted to create something that was lighter yet still tasty to replace unhealthier snacks. Metcalfe’s skinny was born and is now one of the most loved popcorn brands in the UK. The full range comprises Metcalfe’s skinny Popcorn, Metcalfe’s skinny Popcorn Crisps, Metcalfe’s skinny Popcorn Thins and Metcalfe’s skinny Ricecakes.

For more information, please visit www.metcalfesskinny.com

Note Regarding Forward Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the potential benefits of the acquisition of a stake in Metcalfe Skinny Limited and the future operation of Metcalfe Skinny Limited. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: failure to achieve the anticipated benefits of the transaction; unexpected consequences of the acquisition of the stake in Metcalfe Skinny Limited, increasing competition, competitive dynamics in the consumer foods industry and the markets for our and Metcalfe Skinny Limited’s products, including new product introductions, advertising activities, pricing actions and promotional activities of competitors, consumer acceptance of new products and product improvements, changes in the legal and regulatory environment, including labeling and advertising regulations and litigation, product quality and safety issues, changes in consumer preferences, demands, behavior and trends, consolidation in the retail environment, political changes in the UK and other European countries and other events that may adversely impact the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended October 3, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015, as amended, and its most recent quarterly report filed on Form 10-Q for the quarter ended October 31, 2015. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this press release.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Snyder’s-Lance filed a registration statement on Form S-4 with the SEC on November 25, 2015 and an amendment to such registration statement on December 23, 2015 (collectively, the “Registration Statement”), which includes a joint proxy statement/prospectus and relevant materials concerning the proposed transaction relating to the solicitation of proxies to vote at the respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF DIAMOND FOODS AND SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderslance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their holdings of securities of Diamond Foods, is set forth in the joint proxy statement/prospectus included in the Registration Statement and in the Diamond Foods Amendment No. 1 to Annual Report on Form 10-K that was filed with the SEC on November 24, 2015. Information about the directors and executive officers of Snyder’s-Lance is set forth in the joint proxy statement/prospectus included in the Registration Statement and the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. These documents can be obtained free of charge from the sources indicated above.